Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 26, 2021
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on March 23, 2021. The Registrant filed the Amendment with the Commission on February 12, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 100).
Comment 1. Please confirm that Registrant will provide complete fee tables and examples for each Fund for review prior to the effective date.
Response: Confirmed.
Comment 2. Please confirm that Registrant will only include one- and three-year expense examples for each Fund, as these are new funds.
Response: Confirmed.
Comment 3. For each Fund, please provide more detail as to how the model’s selection and weighting will differ in times of lower, higher and increasing, and higher and decreasing market risk regimes.
Response: The Registrant will make the requested revision.
Comment 4. For each Fund, please specify what you mean by “the proprietary model and fund holdings are updated and rebalanced periodically”, and if applicable, address the anticipated amount of portfolio turnover.
Response: The Registrant will make the requested revision. The Registrant notes that the strategies state the Funds actively trade securities, and each Fund includes a portfolio turnover (active trading) risk. For clarity, the Registrant will move the strategy to follow the paragraph regarding updating and rebalancing.
Comment 5. Rather than presenting the risks in alphabetical order for each Fund, please reorder them prioritize the risks that are most likely to affect the Fund’s net asset value, yield and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of Funds, the risks are succinct, only spanning one to two pages. Additionally, to aid investor understanding, the Registrant specifically discloses that the principal risks are not listed in order of significance.

Comment 6. Please explain in correspondence how the model provides exposure to growth stocks for each Fund, or remove the risk.
Response: The Registrant respectfully submits that no change is needed. The “higher quality” factor category outlined in each Fund’s principal investment strategies identifies sales growth and earnings growth as applicable metrics, which is likely to result in exposure to growth stocks.
Comment 7. For each Fund, please clarify what you mean by the statement that stocks with high momentum characteristics “may experience more volatility than the market as a whole.”
Response: The Registrant will make the requested change.
Comment 8. If momentum is something that can change quickly, please disclose with respect to each Fund, and discuss the degree to which your model may be late in reacting to such change.
Response: The Registrant will revise the Momentum Style Risk disclosure to state that momentum can change quickly. However, the Registrant respectfully submits that further changes are not needed as the Model Risk addresses the other concerns noted in this comment.
Comment 9. Please provide more context for the volatility mitigation risk disclosure for each Fund. What aspects of the strategy are volatility mitigating? How might they fail? Under which circumstances might they increase each Fund’s losses or decrease gains?
Response: The Registrant will revise the disclosure to remove the volatility mitigation risk.
Comment 10. For the Principal U.S. Large-Cap Adaptive Multi-Factor ETF, please delete the reference to fee waivers and expense reimbursements if inapplicable.
Response: The Registrant will make the requested change.
Comment 11. Please advise or revise if large company risk should be added with respect to the Principal U.S. Large-Cap Adaptive Multi-Factor ETF.
Response: The Registrant respectfully declines to make any changes at this time, as it believes that the general equity securities risk encompasses the risks related to large-capitalization companies.
Comment 12. For the applicable funds, please expand the smaller companies risk to address some of the reasons that smaller companies may involve greater risk than larger, more mature companies.
Response: The Registrant will make the requested change.
Comment 13. The statutory prospectus states in the Additional Information about Investment Strategies and Risks – Cash Management section that “a Fund may invest uninvested cash in stock index futures contracts or exchange-traded funds ("ETFs").” If applicable, please add appropriate disclosure to the principal strategies and risks in the summary prospectuses.

Response: The Registrant respectfully submits that no revisions are needed. Although this sentence is applicable to the Funds, the Registrant does not expect that these particular investments will be principal strategies for any of the Funds.

Comment 14. Please confirm that customary exhibits for the Funds will be included in the subsequent amendment.
Response: Confirmed.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant

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